May 4, 2012

Mr. David Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

RE:         Blackwater Midstream Corp.
Form 10-K for the year ended March 31, 2011
Filed June 28, 2011
File No. 0-51403

Dear Mr. Humphrey,

Blackwater Midstream Corporation (the “Company”) is in receipt of the Securities and Exchange Commission (the “Commission”) letter dated May 3, 2012, whereby the Commission has provided comments to the Company’s responses of April 27, 2012 regarding the Company’s Form 10-K for the year ended March 31, 2011.

Below are the Company’s responses to all comments raised by the Commission in its letter dated May 3, 2012.

Comment #1:
Management’s Discussion and Analysis, page 13,
Liquidity and Capital Resources, page 22,
For the Year Ended March 31, 2011, page 23

We note your proposed revisions made in response to prior comment 3.  Please also revise the tabular disclosure to eliminate the presentation of net income reconciled to net income without non-cash events.

RESPONSE:  We will amend our annual report on Form 10-K as of March 31, 2011 (as previously proposed in our Form 10-K/A submitted as Appendix “A” in our letter dated April 27, 2012), to revise the tabular disclosures to eliminate the reconciliation presentation.

Comment #2:
Financial Statements.
Note 3. Acquisition of the Brunswick, GA Storage Terminal, page 38

We note your proposed revisions made in response to prior comment 5 that you have identified the independent third party appraiser.  Please confirm that you will file a consent from the appraisers under Exhibit 23 to any Registration Statement that incorporates by reference your 10-K, as amended.  See Rule 436 of Regulation C and Item 601(b) of Regulation S-K.

RESPONSE:  We confirm that we will file the appraiser’s consent in any Registration Statement that incorporates references to our Form 10-K, as amended.

Comment #3:
Note 5. Long Term Debt and Related Party Notes Payable, page 40

We have reviewed your response to prior comment 11.  Please confirm your narrative response and tabular disclosure will be reflected in your next Form 10-K.

RESPONSE:  We confirm that our narrative response and a tabular disclosure reconciling our various outstanding debt amounts to the balance sheet will be included in our next Form 10-K as of March 31, 2012.

Comment #4:
Item 9A.  Controls and Procedures, page 49

We note your proposed revisions made in response to prior comment 12.  We also note that your subsequent Forms 10-Qs state that there have been no changes in the Company’s internal controls over financial reporting during the quarter.  In view of this fact, if you conclude that, as of March 31, 2012, your internal controls over financial reporting are effective, your disclosures should be significantly expanded to explain exactly when and how the material weakness that previously existed were addressed and remedied.

RESPONSE:  We acknowledge the requirement to expand our internal control disclosure in our Report on Form 10-K as of March 31, 2012 to address the remediation of previously reported material weaknesses.

Comment #5.
Form 10-Q for December 31, 2011
Note 4. Bank Loans and Convertible Debt, page 9

We note, from your response to prior comment 14, that JPM Chase is aware of the maturity date extension that was achieved and has not requested any action.  If circumstances have not changed as of March 31, 2012, please include this representation in your related footnote.

RESPONSE:  We will include a representation footnote in our next Form 10-K as of March 31, 2012 stating that JPM Chase has not requested any action from the Company pertaining to our convertible debt maturity date extension

As requested in your letter dated May 3, 2012, the Company acknowledges:

➢	it is responsible for the adequacy and accuracy of the disclosure in the filing;
➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
➢	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Donald St.Pierre

/s/ Donald St.Pierre

Blackwater Midstream Corp.
Chief Financial Officer